John Keells Group

RECEIVED

2004 MAY 20 A 11:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-3854

04030284

John Keells Holdings Limited

P. O. Box 76, 130, Glennie Street, Colombo 2, Sri Lanka
Telephone: 2306000 (10 lines), 2421101 (8 lines) Fax: [redacted]
e-mail: jkh@keells.com Website: [redacted]

May 6, 2004

SPECIAL COUNCIL OFFICE OF
INTERNATIONALE CORPORATE FINANCE
DIVISION OF CORPORATE FINANCE
FIFTH STREET NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir,

JOHN KEELLS HOLDINGS LIMITED – CIRCULAR TO SHAREHOLDERS CAPITALISATION OF RESERVES & ISSUE OF BONUS SHARES

We refer to the above and enclose herewith a copy of a circular, notice & proxy forwarded to Colombo Stock Exchange and the shareholders, which is self explanatory.

Kindly acknowledge receipt.

Yours faithfully,
KEELLS CONSULTANTS LIMITED

[signature]

SECRETARIES

dw 5/20

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

JOHN KEELLS HOLDINGS LIMITED
CIRCULAR TO SHAREHOLDERS

RECEIVED
2004 MAY 20 A 11: 57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 6th May 2004

Dear Sir/Madam,

CAPITALISATION OF RESERVES AND ISSUE OF BONUS SHARES

The Board of Directors of your Company is pleased to recommend to the shareholders a Bonus Issue of 30,019,134 fully paid ordinary shares of Rs. 10/- each to the holders of ordinary shares in the Company as at end of trading on 12th May 2004 in the proportion of one new ordinary share for every ten existing ordinary shares held, by capitalising a sum of Rupees Three Hundred Million One Hundred & Ninety One Thousand Three Hundred & Forty (Rs.300,191,340/-) being part of the total amount of Rupees Six Billion, Eight Million One Hundred and Sixty Six Thousand and Sixty Three only (Rs 6,008,166,063/-) standing to the credit of the share premium account in the books of the Company as at 28th April 2004 *(Unaudited)*.

These new shares, upon allotment, will rank pari passu in all respects with the existing issued ordinary shares of the Company including the right to participate in the final dividend of 15% declared on 28th April 2004 subject to approval of the shareholders and in any dividend declared after the date of issue.

In allocating Bonus Shares the shareholding of the shareholder, as appearing in the Central Depository Systems (Pvt.) Ltd. (CDS) and the Shareholders Register maintained by the Company will be aggregated in so far as the identity of such shareholders is verifiable from the information available with the Company.

Fractional entitlements of ordinary shares will not be allotted to the relevant shareholders. Instead, the sum total of each fraction of shares will be allotted to the person(s) nominated as Trustees by the Directors. These shares will subsequently be sold and the net sale proceeds will be distributed to the members in the proportion of their fractional entitlement.

An application has been made to the Colombo Stock Exchange for a quotation of the new ordinary shares and this application has been approved. Once the requisite resolution has been passed by the shareholders, the Board will allot the new shares and issue Letters of Allotment to the shareholders according to their entitlement with provision for splitting and renunciation.

Please see your Letter of Allotment for instructions, which will be posted to you after the Extraordinary General Meeting to be held for this purpose.

The Share Certificates will be issued within 7 market days from the last date of renunciation.

The requisite resolution to give effect to the above mentioned Bonus Issue is set out in the attached Notice convening the Extraordinary General Meeting. Members who are unable to attend the meeting in person are requested to complete the enclosed Form of Proxy (in accordance with the instructions specified therein) and deposit it at the registered office of the Company not less than 48 hours before the time appointed for the meeting.

BY ORDER OF THE BOARD
JOHN KEELLS HOLDINGS LIMITED

SECRETARIES
KEELLS CONSULTANTS LIMITED

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Shareholders of the Company will be held on 31st May 2004 at the Human Resources Auditorium, 130 Glennie Street Colombo 2 at 9.30 a.m. for the purpose of considering and if thought fit, passing

AS AN ORDINARY RESOLUTION TO CAPITALISE RESERVES AND TO ISSUE SAME AS BONUS SHARES

"That a sum of Rupees Three Hundred Million One Hundred & Ninety One Thousand Three Hundred & Forty being part of the total amount standing to the credit of the share premium Account in the books of the Company as at 28th April 2004 *(Unaudited)* be appropriated as capital to and amongst the Shareholders or to their nominees as at end of trading on 12th May 2004 in accordance with the respective rights to which they are entitled upon a capitalisation of Reserves and be applied in paying up in full on behalf of the said Shareholders 30,019,134 ordinary shares of Rupees Ten (Rs.10/-) each in the capital of the Company, thereby increasing the Issued Share Capital from Rupees Three Billion, One Million Nine Hundred and Thirteen Thousand Three Hundred and Ninety (Rs 3,001,913,390) to Rupees Three Billion, Three Hundred and Two Million One Hundred and Four Thousand Seven Hundred and Thirty (Rs 3,302,104,730) and that such Ordinary Shares be issued and distributed as fully paid Ordinary Shares amongst such shareholders or their nominees in the proportion of one (01) new Ordinary Share for every Ten (10) Existing Ordinary Share of Rupees Ten (Rs.10/-) each held as at the said date, in satisfaction of their respective share and interest in the said capitalised sum and so that the new Ordinary Shares shall be issued on terms that the new Ordinary Shares so issued shall rank pari passu in all respects, including the right to participate in any dividend declared after their issue, with the existing issued Ordinary Shares of Rs.10/- each in the capital of the Company."

BY ORDER OF THE BOARD
JOHN KEELLS HOLDINGS LIMITED

SECRETARIES
KEELLS CONSULTANTS LIMITED

Colombo
06th May 2004

Note: A Member who is unable to attend the meeting is entitled to appoint a proxy to attend and vote in his or her place. A proxy need not be a member of the Company. A Form of Proxy accompanies this Notice.

FORM OF PROXY

I / We the undersigned, ... of

.... being a member / s of

John Keells Holdings Limited hereby appoint :

....of .... or failing him / her

MR. VIVENDRA LINTOTAWELA of Colombo or failing him
MR. SUSANTHA CHAMINDA RATNAYAKE of Colombo or failing him
MR. AJIT DAMON GUNEWARDENE of Colombo or failing him
MR. GERARD SUMITHRA ABEYWARDANE GUNASEKERA of Colombo or failing him
MR. JAMES RONNIE FELITUS PEIRIS of Colombo or failing him
MR. TARUN DAS of Colombo or failing him
MR. SARAVANAMUTHU EASPARATHASAN of Colombo or failing him
MR. EMMANUEL FRANKLYN GAMINI AMERASINGHE of Colombo or failing him
MR. NIHAL CHANDRA VITARANA

as my / our proxy to represent me / us and vote on my / our behalf at the Extraordinary General Meeting of the Company to be held at 9:30 a.m. on Monday, 31st May 2004 at the Human Resources Auditorium, 130, Glennie Street, Colombo 2 and at any adjournment thereof, and at every poll which may be taken in consequence thereof.

I/We, the undersigned, hereby direct my / our proxy to vote for me / us and on my / our behalf on the specified Resolution as indicated by the letter "X" in the appropriate cage:

	For	Against
ORDINARY RESOUTION		
CAPITALISATION OF RESERVES AND ISSUE OF BONUS SHARES		

Signed on this.................... day of .... in the year Two Thousand and Four.

____
Signature of Shareholder

NOTE: INSTRUCTIONS AS TO COMPLETION OF PROXY FORM ARE NOTED ON THE REVERSE HEREOF.

INSTRUCTIONS AS TO COMPLETION OF PROXY FORM

1. Please perfect the Form of Proxy after filling in legibly your full name and address, by signing in the space provided and filling in the date of signature.

2. Please return the completed Form of Proxy to the Company, after indicating your instructions by letter "X" in the box given against the resolution in the body of the form overleaf. If there is any doubt as to how the Proxy should vote, the Proxy holder will vote as he/she thinks fit.

3. The completed Form of Proxy should be deposited at the Registered Office of the Company, 130, Glennie Street, Colombo 2, not later than 48 hours before the time appointed for the holding of the Meeting.

4. If the Form of Proxy is signed by an Attorney, the relative Power of Attorney should accompany the completed Form of Proxy for registration, if such Power of Attorney has not already been registered with the Company.

5. If the Shareholder is a company or a body corporate, the Form of Proxy should be executed under its Common Seal in accordance with its Articles of Association or Constitution.